Steven Jacobs
Senior Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. Jacobs,

I have received your comment letter of January 12, 2005 regarding Westland Development Co., Inc.'s (the 'Company') June 30, 2004 10-KSB and September 30, 2004 10-Q filings. The Company has prepared it's responses and has submitted them to our Certified Public Accountants, Grant Thornton, LLC, for review. As of this afternoon, we are waiting for final review by Grant Thornton's SEC compliance department and expect to be able to submit our responses to your queries numbered 1 through 3 regarding our Form 10-KSB within the next week.

In regards to item number 4:

Form 10-Q for the Quarter Ended September 30, 2004

General

   4. Please amend the filing to include the Section 302 and 906 Certifications of the Sarbanes-Oxley Act in Exhibits 31 and 32, respectively of your Form lO-Q. Refer to Item 601 of Regulation S-B.

      As requested, the Company has amended its 10Q for the Quarter ended September 30, 2004 to include Section 302 and 906 Certifications of the Sarbanes-Oxley Act in Exhibits 31 and 32.

The Company acknowledges that:
   o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions or concerns please feel free to contact me at 505.831.9600.

Sincerely,

Barbara Page, Chief Executive Officer, Chief Financial Officer and Director Westland Development Co., Inc.